Exhibit 16(c)(3)

Books-A-Million, Inc.

Discussion Materials for the Special Committee of the Board of Directors

CORPORATE FINANCE April 29, 2015 FINANCIAL ADVISORY SERVICES

FINANCIAL RESTRUCTURING STRATEGIC CONSULTING

HL.com Confidential / Draft – Preliminary – Subject to Further Review

Preliminary Draft—For Discussion Purposes Only

Books-A-Million, Inc.

Illustrative Selected Companies EBITDA Multiples Sensitivities

Illustrative After-Tax Equity Value of Real Estate Sensitivities3

Illustrative LTM EBITDA Multiple Sensitivities1

2.5x 3.0x 3.5x 4.0x 4.5x

$ 18.0 $ 1.81 $ 2.46 $ 3.10 $ 3.75 $ 4.39

$ 20.0 $ 1.94 $ 2.58 $ 3.23 $ 3.88 $ 4.52

$ 22.0 $ 2.07 $ 2.71 $ 3.36 $ 4.01 $ 4.65

$ 24.0 $ 2.20 $ 2.84 $ 3.49 $ 4.14 $ 4.78

Illustrative After-Tax Equity Value of Real Estate Sensitivities3

Illustrative NFY EBITDA Multiple Sensitivities2

2.5x 3.0x 3.5x 4.0x 4.5x

$ 18.0 $ 1.45 $ 2.02 $ 2.59 $ 3.17 $ 3.74

$ 20.0 $ 1.58 $ 2.15 $ 2.72 $ 3.30 $ 3.87

$ 22.0 $ 1.71 $ 2.28 $ 2.85 $ 3.43 $ 4.00

$ 24.0 $ 1.84 $ 2.41 $ 2.98 $ 3.56 $ 4.13

Note: Based on 15.4 million oustanding and dilutive shares as of April 24, 2015, per BAMM public filings and Company management.

Note: Per Company management, includes average revolver borrowings for fiscal year ended January 31, 2015 (less adjustments to exclude borrowings related to PGP). Reflects average debt amounts for illustrative purposes as a proxy for actual debt amounts, which may vary based on seasonality. Results shown may vary depending on actual debt amounts. 1. Represents LTM EBITDA of $20.0 million, excluding PGP, per Company management.

2. Represents NFY EBITDA of $17.7 million, excluding PGP, per Company management. 3. Represents Company’s 94.9% ownership of PGP.

Preliminary Draft—For Discussion Purposes Only

Books-A-Million, Inc.

Discounted Cash Flow Overview – Implied Perpetuity Growth Rate Sensitivities

Terminal

Projected Fiscal Year Ending, Value

2016E1 2017E 2018E 2019E 2020E Assumptions

Revenue $373.5 $487.5 $494.3 $501.1 $507.8 $507.8

Revenue Growth % 2.0% 0.8% 1.4% 1.4% 1.3% 0.0%

Less: Cost of Goods Sold 263.9 344.1 349.1 354.0 359.0 359.0

Less: Operating, Selling & Administrative 94.9 121.1 121.6 123.5 125.8 125.8

Less: Real Estate Income 2.1 4.8 6.3 6.2 6.2 6.2

Add: Total Adjustments 1.2(0.1)(0.2)(0.2)(0.2)(0.2)

Adjusted EBITDA $13.7 $17.3 $17.1 $17.2 $16.5 $16.5

Adjusted EBITDA Margin % 3.7% 3.6% 3.5% 3.4% 3.3% 3.3%

Less: Depreciation and Amortization 10.8 14.6 13.4 10.7 10.4 11.9

Adjusted EBIT $2.9 $2.8 $3.8 $6.5 $6.1 $4.6

Less: Taxes2 1.2 1.1 1.5 2.6 2.4 1.8

Unlevered Earnings $1.7 $1.7 $2.3 $3.9 $3.7 $2.8

Add: Depreciation and Amortization 10.8 14.6 13.4 10.7 10.4 11.9

Less: Capital Expenditures 10.4 12.0 13.0 12.9 11.9 11.9

Less: Change in Working Capital 0.8(4.5)(1.7)(0.8) 0.2 0.0

Unlevered Free Cash Flows3 $1.3 $8.7 $4.3 $2.5 $1.9 $2.8

Add: Illustrative Incremental Unlevered Free Cash Flows (@ 2016E Adjusted EBITDA Margin) 0.0 0.3 0.6 0.7 1.3 1.3

Add: Illustrative Incremental Unlevered Free Cash Flows (75.0% of Capital Expenditures) 2.6 3.0 3.3 3.2 3.0 3.0

Less: Illustrative Incremental Tax Expense(1.1)(1.5)(1.3)(1.1)(1.0)(1.2)

Adjusted Illustrative Unlevered Free Cash Flows4 $2.9 $10.6 $6.8 $5.3 $5.1 $5.8

Company Forecast3 As Adjusted4

Illustrative

Discount Illustrative Per Share Reference Range5,6,7 Illustrative Per Share Reference Range5,6,7

Rate(Average Debt for FYE January 31, 2015)(Average Debt for FYE January 31, 2015)

0.0% 1.0% 2.0% 3.0% 0.0% 1.0% 2.0% 3.0%

8.0% $1.30 $ 1.55 $1.88 $2.34 $3.71 $ 4.23 $4.92 $5.90

8.5% $1.17 $ 1.38 $1.66 $2.04 $3.43 $ 3.88 $4.47 $5.28

9.0% $1.05 $ 1.24 $1.48 $1.80 $3.18 $ 3.58 $4.08 $4.76

Note: Present values as of April 24, 2015; mid-year convention applied.

1. Represents a 282-day stub period.

2. Tax at 40.0%, per Company management.

3. Based on Unlevered Free Cash Flows, shown for illustrative purposes.

4. Based on Adjusted Illustrative Unlevered Free Cash Flows, reflecting a hypothetical constant EBITDA margin and reduced capital expenditures over the foreecast period with the corresponding adjustment in tax expenses.

5. Assumes After-Tax Equity Value of Real Estate of $20.0 million, representing Company’s 94.9% ownership of PGP.

6. Based on 15.4 million oustanding and dilutive shares as of April 24, 2015, per BAMM public filings and Company management.

7. Per Company management, includes average revolver borrowings for fiscal year ended January 31, 2015 (less adjustments to exclude borrowings related to PGP).

E refers to estimated. FYE refers to Fiscal Year End. PV refers to present value.

Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain non-recurring items. Adjusted EBIT refers to Earnings Before Interest and Taxes, adjusted for certain non-recurring items.

Source: Company management projections as approved by Special Committee. 2

Preliminary Draft—For Discussion Purposes Only

Books-A-Million, Inc.

Disclaimer

This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Books-A-Million, Inc. (“BAMM” or the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials.

The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability which may be based on the materials and any errors therein or omissions therefrom. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent.

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The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The materials do not constitute a valuation opinion or credit rating. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law.

All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including estimates of potential cost savings and expenses) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose.

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Preliminary Draft—For Discussion Purposes Only